FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$2,500,000,000

1.122% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2027

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Negative Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	January 21, 2021

Settlement Date:	January 28, 2021 (T+5 days)

Maturity:	January 28, 2027

Par Amount:	$2,500,000,000

Treasury Benchmark:	0.375% due December 31, 2025

Treasury Price:	$99-21+

Treasury Yield:	0.442%

Re-offer Spread to Benchmark:	T5+68 bp

Re-offer Yield:	1.122%

Fixed Rate Coupon & Payment Dates:

1.122%, payable semiannually in arrears on each January 28 and July 28 from, and including, the Settlement Date to, but excluding, January 28, 2026 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, January 28, 2026 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s base prospectus dated November 9, 2020 (the “Prospectus”) and compounding daily over each interest period as described in the Prospectus) plus 0.765%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on April 30, 2026 and ending at Maturity or any earlier redemption date. An “interest period end date” means the 28th of each January, April, July and October, beginning on April 28, 2026 and ending at Maturity or any earlier redemption date.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Prospectus).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$2,491,875,000 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 28, 2021 (or if additional notes are issued after January 28, 2021, beginning six months after the issue date of such additional notes) and prior to January 28, 2026 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to January 28, 2026, plus 0.150%.

We may redeem the notes, at our option, (i) in whole, but not in part, on January 28, 2026, or (ii) in whole at any time or in part from time to time, on or after December 28, 2026 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

CITIGROUP INC.

$2,500,000,000

1.122% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2027

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	17327C AM5

ISIN:	US17327CAM55

Sole Book Manager:	Citigroup Global Markets Inc.

Joint Lead Managers :	Blaylock Van, LLC CastleOak Securities, L.P. Global Oak Capital Markets Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.